

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Timothy Jones
President and Chief Executive Officer
RespireRx Pharmaceuticals Inc.
126 Valley Road, Suite C
Glen Rock, NJ 07452

Re: **RespireRx Pharmaceuticals Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed October 20, 2020
File No. 001-16467

Dear Mr. Jones:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth A. Diffley, Esq.